SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File Number: 1-7775

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

COAL COMPANY SALARY DEFERRAL

AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

1.	Statement of Net Assets Available for Benefits

2.	Statement of Changes in Net Assets Available for Benefits

3.	Notes to Financial Statements

4.	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits. The following exhibits are filed as part of this annual report:

Exhibit 23.1 - Consent of Arnett & Foster, PLLC.

Exhibit 23.2 – Consent of Ernst & Young, LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COAL COMPANY SALARY DEFERRAL
AND PROFIT SHARING PLAN

By:	A.T. MASSEY COAL COMPANY, INC.
Its:	Named Fiduciary

By:	/s/ John M. Poma
John M. Poma
Vice President, Human Resources
Named Fiduciary’s Designee

Dated: June 22, 2006

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

with Reports of Independent Registered Public Accounting Firms

Coal Company Salary Deferral and Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

A.T. Massey Coal Company, Inc.,

Named Fiduciary of

Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purposes for forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARNETT & FOSTER, P.L.L.C.

Charleston, West Virginia

June 14, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors

A.T. Massey Coal Company, Inc.,

Named Fiduciary of

Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Richmond, Virginia

June 17, 2005

COAL COMPANY SALARY DEFERRAL AND

    PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

ASSETS	2005	2004
Investments, at fair value	$154,304,288	$147,406,863

Net assets available for benefits	$154,304,288	$147,406,863

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND

    PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,266,102
Dividends and interest, net of investment management fees	3,661,560

Contributions:
Participants	13,628,958
Employer	3,639,432

Total additions	25,196,052

Deductions:
Deductions from net assets attributed to distributions to participants	(18,298,627)

Net increase	6,897,425

Net assets available for benefits:
Beginning of year	147,406,863

End of year	$154,304,288

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND

    PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Plan

The following description of the Coal Company Salary Deferral and Profit Sharing Plan, as amended, (the Plan) provides only general information. Participants should refer to the Plan governing documents for a more complete description of the Plan’s provisions and definitions of certain capitalized terms not defined herein.

General: The Plan is a contributory defined contribution plan established effective January 1, 1985 (restated effective October 1, 2001) by A.T. Massey Coal Company, Inc. (the Company or the Plan Sponsor), a wholly owned subsidiary of Massey Energy Company and is administered by the Company for the benefit of eligible employees of the Company and certain of its directly and indirectly owned subsidiaries. The Plan was last amended effective January 1, 2005, to clarify certain conditions associated with hardship withdrawals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation: Eligible employees may begin participation on any date after hire.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, net of fund management fees. Allocations of earnings are based on participant account balances within each fund. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, participants may direct their investments to any of the Plan’s fund options. Participants may change their investment options daily.

Contributions: Effective January 1, 2005, participants may elect to defer up to 75% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code. The Company makes a contribution in an amount equal to 30% of the first 10% of compensation that a participant contributes to the Plan, except for participants employed by a New Above Ground Operation which commenced, reopened or was acquired on or after October 1, 2003. The Company makes a contribution in an amount equal to 10% of the first 10% of compensation for New Above Ground Operation participants.

The Company also may contribute a discretionary amount to the Plan each year as determined by the Plan Sponsor’s management.

Vesting: Participants are vested immediately in their contributions plus actual earnings thereon. The Matching Account for a participant who was an Employee on September 30, 2001, is fully vested and nonforfeitable at all times. The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries. Otherwise, such participant shall vest 20% after two years of service and then shall vest 20% each year after the first two years until fully vested.

Distribution: Participants may obtain distributions from their accounts upon termination of employment, retirement, upon reaching age 59 1/2, or by incurring a disability or hardship, as defined by the Plan. Designated beneficiaries are entitled to receive the participant’s unpaid benefits upon the death of the participant. Distributions must be in a form and medium prescribed by the Plan document.

Loans to Participants: Effective December 31, 2001, the provision to grant new loans to participants was eliminated. Prior to that date, loans were made from the participant’s account and secured by the

COAL COMPANY SALARY DEFERRAL AND

    PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

participant’s remaining account balance. Participants were permitted to borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant’s account or $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans bear interest ranging from 7% to 11.5% and must be repaid over a period not to exceed 5 years unless the loan was used to purchase the participant’s primary residence, in which case the loan term may not exceed 10 Years. Principal and interest is paid ratably through regular payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant.

Plan Amendment and Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 2. Summary of Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor’s management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value which equals the quoted market price the last day of the year. Common trusts are valued at quoted redemption values determined by AMVESCAP National Trust Company (the Trustee). Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses: Expenses of the Plan, excluding investment management fees that are netted against Plan earnings, are paid by the Plan Sponsor.

Payment of Benefits: Benefits are recorded when paid.

Note 3. Investments

All of the Plan’s investments are held in a trust fund administered by the Trustee. At December 31, 2005 and 2004, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

	December 31,
	2005		2004
Invesco Core Fixed Income Trust	$26,950,353	*	$27,626,508	*
American Funds American Balanced A	29,446,595	*	29,556,269	*
Invesco Stable Value Trust	30,956,025	*	27,349,863	*
American Funds Fundamental Investors A	30,404,132	*	27,946,098	*
AIM Constellation A	16,248,941	*	16,082,477	*
Massey Energy Company Common Stock Fund	10,380,919	*	8,904,696	*
Allianz Funds OCC Renaissance Fund A	5,194,168		5,778,054
Vanguard 500 Index	4,407,144		3,313,052
Loan Fund	316,011		849,846

	$154,304,288		$147,406,863

*	Investment represents 5% or more of the Plan’s net assets.

COAL COMPANY SALARY DEFERRAL AND

    PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2005 and 2004, Plan investments included forfeiture balances of $348,667 and $130,091, respectively.

During 2005, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in value by $4,266,102 as follows:

Year Ended December 31, 2005
Invesco Core Fixed Income Trust	$738,938
American Funds American Balanced A	(297,767)
Invesco Stable Value Trust	—
American Funds Fundamental Investors A	2,660,734
AIM Constellation A	1,208,382
Massey Energy Company Common Stock Fund	915,568
Allianz Funds OCC Renaissance Fund A	(1,085,539)
Vanguard 500 Index	125,786

$4,266,102

Note 4. Related Party Transactions

Certain Plan assets are invested in the Plan Sponsor stock or funds sponsored by the Trustee. Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

Note 5. Tax Status

The Internal Revenue Services has determined and informed the Plan Sponsor by a letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The letter also states that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

COAL COMPANY SALARY DEFERRAL AND

    PROFIT SHARING PLAN

SUPPLEMENTARY INFORMATION

EIN: 54-0295165

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Common/Collective Trusts:
*	Invesco	Core Fixed Income Trust – 824,674 shares	**	$26,950,353
*	Invesco	Stable Value Trust – 30,956,025 shares	**	30,956,025

	Total Common/Collective Trusts			57,906,378

	Registered Investment Companies:
	American Funds	American Balanced A – 1,652,446 shares	**	29,446,595
	American Funds	Fundamental Investors A – 858,874 shares	**	30,404,132
	AIM Investments	Constellation A – 655,993 shares	**	16,248,941
	Allianz Funds	OCC Renaissance Fund A – 242,265 shares	**	5,194,168
	Vanguard	500 Index – 38,350 shares	**	4,407,144

	Total Registered Investment Companies			85,700,980

*	Massey Energy Company Common Stock Fund	Massey Energy Common Stock – 271,042 shares	**	10,380,919

*	Participant Loans	Interest rates range from 7% to 11.5%; various maturity dates through June 30, 2011.		316,011

	Grand Total			$154,304,288

*	Party-In-Interest
**	Historical cost is not required as all investments are participant directed.